August 14th, 2006
Neil S. Wechsler, Co-Chairman and Chief Executive Officer Optimal Group Inc. 3500 de Maisonneuve Blvd. W.
Suite 1700
Montreal, Quebec, Canada H3Z 3C1


Dear Mr. Wechsler:


We continue to believe Optimal is significantly undervalued, therefore, we have added in excess of 1% of Optimal's outstanding shares to our position necessitating an update to our original 13D filing.

While we were disappointed with the recently announced quarterly results, we are encouraged by your shareholder friendly decision to engage a financial advisor.

We have high regard for Genuity Capital Markets and hope they are actively engaged in exploring the strategic alternatives previously enumerated in our initial filing.

To be clear, one strategic option we have no interest in is a spin-off of FireOne by Optimal, which we believe would not be value enhancing and create concerns for U.S. holders regarding direct interest in the property. Therefore, we believe, subject to legal or regulatory constraints, immediately exploring options to repurchase the minority stake in FireOne would be prudent, regardless of the ultimate path chosen.

We believe a sum of the parts valuation, post repurchase of the FireOne minority stake, offers Optimal investors significant upside that would be realized through (i) the distribution of remaining excess cash, (ii) a strategic sale of the non-gaming assets, and (iii) a going-private transaction for FireOne.

Thank you in advance for your timely considering and reviewing these value enhancing suggestions.

If you would like to discuss the above, you or your advisors are free to contact me at 212-377-4224.


Sincerely,

/s/ Conrad Bringsjord
Conrad Bringsjord
Portfolio Manager Event Driven and Activist Investments
Clinton Group Inc.

CC:  Dan Daviau, Genuity Capital Markets